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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of October, 2001

                                SoftCare EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F.[.X]... Form 40-F...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No [X].....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated October 23, 2001

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             SoftCare EC Inc.
                                             (Registrant)

                                             By: "Martyn Armstrong"
                                                -------------------
                                                President & CEO

Date :   23 October 2001

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================================================================================
                                                       SHARES ISSUED: 16,989,617
                                                       FULLY DILUTED: 19,663,617
                                                                SYMBOL: SCE-CDNX
                                                                        NR-01-10
[SoftCare EC Logo]
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       CREDIT UNION CENTRAL OF BRITISH COLUMBIA RENEWS OPENEC(R) AGREEMENT

NORTH VANCOUVER, BRITISH COLUMBIA, OCT. 23, 2001 - SoftCare EC Inc. (CDNX:SCE), www.softcare.com is pleased to announce that Credit Union Central of British Columbia ("CUCBC") has renewed its support and maintenance agreement, enabling an upgrade to existing OPENEC(R) systems presently in use. The deployment of the OPENEC(R) modules will allow SoftCare and CUCBC to co-develop additional web forms to expand the capabilities of the existing EDI system. OPENEC(R) will be an extension of credit union EDI services, using the Internet deliverY channel. The target market for this includes CUCBC, the sixty eight (68) credit unions in British Columbia and their 1.4 million members.

Credit unions form the widest network of financial institutions in the province, with assets exceeding $24 Billion. The upgrading of this software license will continue to advance the credit unions' solid record as innovators in the Canadian financial marketplace.

CUCBC will upgrade OPENEC(R) modules under the terms of its current software licensing agreement. In addition, SoftCare will provide the development environment to extend the capabilities of OPENEC(R) for specific EDI applications. CUCBC will allow SoftCare to take back these applications to be a part of the growing OPENEC(R) product suite.

Deployment of the OPENEC(R) modules is ongoing with additional credit union EDI applications to be developed. SoftCare will provide all the professional services needed to cover both installation and training.

"WE ARE VERY PLEASED TO BE CONTINUING OUR RELATIONSHIP WITH CREDIT UNION CENTRAL OF BRITISH COLUMBIA. THE UPGRADING OF THIS SOFTWARE LICENSING AGREEMENT DEMONSTRATES THE HIGH LEVEL OF CONFIDENCE THAT CUCBC HAS, NOT ONLY IN OUR TECHNOLOGY BUT IN OUR PEOPLE," SAID MARTYN ARMSTRONG, PRESIDENT AND CEO OF SOFTCARE EC INC.

"WE ARE COMMITTED TO BUILDING CUCBC'S NEXT GENERATION PAYMENTS AND EDI SYSTEMS WITH SOFTCARE'S OPENEC TECHNOLOGY. OUR LONG TERM RELATIONSHIP WITH SOFTCARE HAS BEEN BASED ON COOPERATIVE AND CREATIVE DEVELOPMENT OF SOLUTIONS TO BENEFIT THE MEMBERS OF BC'S CREDIT UNION," SAID OSCAR VAN DER MEER, AVP TECHNOLOGY SERVICES, CUCBC.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of industry business portals. Our e-business and EDI management software is open and scaleable allowing for its integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.

SoftCare's management is committed to reaching profitability, at the same time increasing shareholder equity.


On behalf of the Board of Directors,


----------------------------
Martyn A. Armstrong
President and CEO

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FOR MORE INFORMATION CONTACT:

Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
--------------------



Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare EC Inc. as of the date of the release, and Softcare assume no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare EC Inc.'s business are discussed in its registration statement on Form 20F effective with the Securities and Exchange Commission on Dec. 22, 2000, and in the other reports filed by it from time to time with the SEC and on SEDAR.